# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RPC INC, CIK 0000742278
CUSIP: 749660106
Title of class of securities: Common Stock, $.10 Par Value
Address of issuer's principal executive offices: 2801 BUFORD HIGHWAY NE, SUITE 300, ATLANTA, Georgia (GA), 30329
Date of event which requires filing of this statement: 09/17/2026
Filed by CIK 0001005788
Persons authorized to receive notices and communications: W. Keith Wilkes, Jr., c/o RFA Management Company, LLC, 1908 Cliff Valley Way N.E., Atlanta, Georgia (GA), 30329, (404) 486-4628; Eric Orsic, McDermott Will & Emery LLP, 444 West Lake Street, Suite 4000, Chicago, Illinois (IL), 60606, (312) 372-2000

## Reporting persons
- Gary W. Rollins (CIK 0001005788): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,199,829; shared voting power 26,613,400; sole dispositive power 5,199,829; shared dispositive power 26,613,400; aggregate amount beneficially owned 31,813,229 (14.4% of the class)
  Comment: (1) Rows 8, 10, 11: Includes the following shares of Company common stock: (a) 6,593 shares of the Company Common Stock held in a charitable trust of which he is a co-trustee and as to which he shares voting and investment power; (b) 4,815,173 shares held by WNEG Investments, L.P., a Georgia limited partnership, (Mr. Gary W. Rollins is the sole member of the sole general partner of WNEG Investments, L.P.); (c) 3,224,505 shares held by a revocable trust established by Mr. Gary W. Rollins, as to which he is the sole trustee; (d) 10,702,287 shares held by four trusts (the "Rollins Family Trusts") for the benefit of the children and/or more remote descendants of his deceased brother, Mr. R. Randall Rollins and a private charitable organization founded by R. Randall Rollins (the trustee of each of the Rollins Family Trusts is a corporation over which Mr. Gary W. Rollins has the ability to assert control within sixty days); (e) 4,568,936 shares held by four trusts (the "GWR Family Trusts") for the benefit of his grandchildren and/or more remote descendants (the trustee of each of the GWR Family Trusts is a corporation over which Mr. Gary W. Rollins has the ability to assert control within sixty days); and (f) 2,233,820 shares held by RCT, LLC (Mr. Gary W. Rollins is a trustee of the sole member of RCT, LLC). Also includes 16,097 shares of Company Common Stock held by his wife and 1,045,989 shares held directly and indirectly by four trusts befitting the grandchildren and more remote descendants of Gary W. Rollins (Mr. Rollins' wife is a trustee of each such trust; these four trusts, the "1976 GWR Trusts"). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  (2) Item 13: The percentage ownership is based upon 221,657,012 shares of Common
  Stock issued and outstanding as of July 24, 2026 as reported in the Company's Form 10-
  Q filed with the SEC on July 30, 2026.
- Gary W. Rollins Voting Trust U/A dated September 14, 1994 (CIK 0001820491): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994 (CIK 0001820515): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,171; shared voting power 85,125,180; sole dispositive power 1,171; shared dispositive power 85,125,180; aggregate amount beneficially owned 85,126,351 (38.4% of the class)
  Comment: (1) Rows 8, 10, 11: Includes the following shares of Common Stock: (a) 78,981,820 shares held by LOR, Inc., a Georgia corporation (the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the "RRR Voting Trust") has a 50% voting interest in LOR, Inc.); and (b) 6,143,360 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  (2) Item 13: The percentage ownership is based upon 221,657,012 shares of Common
  Stock issued and outstanding as of July 24, 2026 as reported in the Company's Form 10-
  Q filed with the SEC on July 30, 2026.
- LOR, Inc. (CIK 0001212243): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 78,981,820; shared voting power 6,143,360; sole dispositive power 78,981,820; shared dispositive power 6,143,360; aggregate amount beneficially owned 85,125,180 (38.4% of the class)
  Comment: (1) Rows 8, 10, 11: Includes the following shares of Company common stock: 6,143,360 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  (2) Item 13: The percentage ownership is based upon 221,657,012 shares of Common
  Stock issued and outstanding as of July 24, 2026 as reported in the Company's Form 10-
  Q filed with the SEC on July 30, 2026.
- Amy R. Kreisler (CIK 0001688726): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,320,337; shared voting power 1,594,237; sole dispositive power 3,320,337; shared dispositive power 1,594,237; aggregate amount beneficially owned 4,914,574 (2.2% of the class)
  Comment: (1) Rows 8, 10, 11: Includes (a) 1,411,395 shares of Common Stock held in a charitable trust of which she is a co-trustee and the Executive Director and (b) 182,842 shares of Common Stock held by six trusts benefitting the grandchildren and more remote descendants of her deceased father, R. Randall Rollins (Ms. Kreisler is a trustee of each such trust; these six trusts, along with five other similar trusts, the "1976 RRR Trusts"). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  (2) Item 13: The percentage ownership is based upon 221,657,012 shares of Common
  Stock issued and outstanding as of July 24, 2026 as reported in the Company's Form 10-
  Q filed with the SEC on July 30, 2026.
- Pamela R. Rollins (CIK 0001632522): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,161,130; shared voting power 1,802,575; sole dispositive power 2,161,130; shared dispositive power 1,802,575; aggregate amount beneficially owned 3,963,705 (1.8% of the class)
  Comment: (1) Rows 8, 10, 11: Includes (a) 1,411,395 shares of Common Stock held in a charitable trust of which she is a co-trustee and (b) 391,180 shares of Common Stock held by nine of the 1976 RRR Trusts (Ms. Rollins is a trustee of each such trust). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  (2) Item 13: The percentage ownership is based upon 221,657,012 shares of Common
  Stock issued and outstanding as of July 24, 2026 as reported in the Company's Form 10-
  Q filed with the SEC on July 30, 2026.
- Timothy C. Rollins (CIK 0001689063): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,165,710; shared voting power 2,863,625; sole dispositive power 2,165,710; shared dispositive power 2,863,625; aggregate amount beneficially owned 5,029,335 (2.3% of the class)
  Comment: (1) Rows 8, 10, 11: Includes the following shares of Common Stock: (a) 1,411,395 shares of Common Stock held in a charitable trust of which he is a co-trustee, (b) 350,388 shares of Common Stock held by seven of the 1976 RRR Trusts (Mr. Rollins is a trustee of each such trust), (c) 1,530 shares of Common Stock held by his spouse, (d) 54,323 shares held of record by a minor child under a Uniform Transfers to Minors Act account, over which he possesses voting and dispositive power as custodian of the account, and (e) 1,045,989 shares held directly and indirectly by the 1976 GWR Trusts (Mr. Rollins is a trustee of each such trust). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  (2) Item 13: The percentage ownership is based upon 221,657,012 shares of Common
  Stock issued and outstanding as of July 24, 2026 as reported in the Company's Form 10-
  Q filed with the SEC on July 30, 2026.
- RCTLOR, LLC (CIK 0001810975): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RFT Investment Company, LLC (CIK 0001383397): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 6,143,360; shared voting power 0; sole dispositive power 6,143,360; shared dispositive power 0; aggregate amount beneficially owned 6,143,360 (2.8% of the class)
  Comment: Item 13: The percentage ownership is based upon 221,657,012 shares of Common Stock issued and outstanding as of July 24, 2026 as reported in the Company's Form 10-Q filed with the SEC on July 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.10 Par Value
Name of issuer: RPC INC
Address of issuer's principal executive offices: 2801 BUFORD HIGHWAY NE, SUITE 300, ATLANTA, Georgia (GA), 30329
Comment: This Amendment No. 25 to Schedule 13D relates to the common stock, $0.10 par value per share (the "Common Stock"), of RPC, Inc., a Delaware corporation (the "Company"). The original Schedule 13D was filed on November 8, 1993, as amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 1, 2003, Amendment No. 4 filed on October 14, 2003, Amendment No. 5 filed on December 14, 2006, Amendment No. 6 filed on August 3, 2007, Amendment No. 7 filed on August 29, 2007, Amendment No. 8 filed on November 20, 2007, Amendment No. 9 filed on January 25, 2013, Amendment No. 10 filed on December 11, 2014, Amendment No. 11 filed on August 7, 2019, Amendment No. 12 filed on July 2, 2020, Amendment No. 13 filed on August 21, 2020, Amendment No. 14 filed on December 9, 2020, Amendment No. 15 filed on March 5, 2021, Amendment No. 16 filed on May 6, 2021, Amendment No. 17 filed on June 14, 2021, Amendment No. 18 filed on January 24, 2022, and Amendment No. 19 filed on April 4, 2022, Amendment No. 20 filed on June 6, 2022, Amendment No. 21 filed on November 9, 2022, Amendment No. 22 filed on December 5, 2022 and Amendment No. 23 filed on September 27, 2023 and Amendment No. 24 filed on March 3, 2025 (collectively, the "Schedule 13D, as amended"). The Schedule 13D, as amended, is incorporated by reference herein.

## Item 2. Identity and Background
Name of person filing:
1. Gary W. Rollins is a reporting person filing this statement.
2. Amy R. Kreisler is a reporting person filing this statement.
3. Pamela R. Rollins is a reporting person filing this statement.
4. Timothy C. Rollins is a reporting person filing this statement.
5. The RRR Voting Trust is a reporting person filing this statement. Its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.
6. The GWR Voting Trust is a reporting person filing this statement. Its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.
7. LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.
8. RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.
9. RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.
10. Thomas H. Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.
11. Paul F. Morton is a director of LOR, Inc., which is a reporting person filing this statement.
12. Ryan M. Harding is a director of LOR, Inc., which is a reporting person filing this statement.

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the "Group") have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act.
Residence or business address:
With respect to the individuals identified by number in Item 2(a) above:
1. His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.
2. Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.
3. Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.
4. His principal business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.
10. His address is 15 Ellensview Ct., Richmond, VA 23226.
11. His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.
12. His business address is c/o IFO Group, LLC, 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.
Present principal occupation or employment:
With respect to the individuals identified by number in Item 2(a) above:
1. His principal occupation is Executive Chairman Emeritus of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.
2. Her principal occupation is Executive Director, The O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.
3. Her principal occupation is as a member of the Board of Trustees of Young Harris College, a member of the Board of Directors of the National Monuments Foundation, and a trustee of the O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.
4. His principal occupation is Vice President of LOR, Inc., the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.
10. His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.
11. His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.
12. His principal occupation is Managing Director, IFO Group, LLC, the business address of which is 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.
Criminal convictions in the last five years: With respect to all persons identified in Item 2(a) above: None.
Civil proceedings (securities laws) in the last five years: With respect to all persons identified in Item 2(a) above: None.
Citizenship: With respect to the individuals identified by number (1, 2, 3, 4, 13, 14, 16, 17 and 19) in Item 2(a) above: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See the Schedule 13D, as amended, for historical information.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following: As a result of the distribution of certain voting shares of LOR, Inc. to its beneficiary on September 17, 2026, the GWR Voting Trust is no longer the beneficial owner of the shares of Common Stock held indirectly by or through LOR, Inc. or RFT Investment Company, LLC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the cover pages to this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose:
Thomas H. Claiborne does not beneficially own any shares of Common Stock.

Paul F. Morton beneficially owns 1,750 shares of Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

Ryan M. Harding does not beneficially own any shares of Common Stock.

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the "Group") have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act. The reporting persons, acting collectively as a group, have beneficial ownership of 125,470,221 shares of Common Stock (56.6%).
Transactions in the class effected during the past sixty days: Except as previously noted in the Schedule 13D, as amended, no transactions in Company common stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within 60 days of the date hereof.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the Schedule 13D, as amended, for historical information. The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as disclosed in the Schedule 13D, as amended, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: (A) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- Gary W. Rollins: /s/ Gary W. Rollins, Gary W. Rollins (09/21/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Gary W. Rollins, Gary W. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (09/21/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Amy R. Kreisler, Amy R. Kreisler, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (09/21/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Pamela R. Rollins, Pamela R. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (09/21/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Timothy C. Rollins, Timothy C. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (09/21/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Amy R. Kreisler, Amy R. Kreisler, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (09/21/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Pamela R. Rollins, Pamela R. Rollins, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (09/21/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Timothy C. Rollins, Timothy C. Rollins, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (09/21/2026)
- LOR, Inc.: /s/ Wesley N. Slagle, Wesley N. Slagle, as Secretary of LOR, Inc. (09/21/2026)
- Amy R. Kreisler: /s/ Amy R. Kreisler, Amy R. Kreisler (09/21/2026)
- Pamela R. Rollins: /s/ Pamela R. Rollins, Pamela R. Rollins (09/21/2026)
- Timothy C. Rollins: /s/ Timothy C. Rollins, Timothy C. Rollins (09/21/2026)
- RCTLOR, LLC: /s/ Wesley N. Slagle, Wesley N. Slagle, as Secretary of LOR, Inc., in its capacity as Manager of RCTLOR, LLC (09/21/2026)
- RFT Investment Company, LLC: /s/ Wesley N. Slagle, Wesley N. Slagle, as Secretary of LOR, Inc., in its capacity as Manager of RFT Investment Company, LLC (09/21/2026)